THE LAW OFFICE OF

CONRAD C. LYSIAK, P.S.

601 West First Avenue, Suite 903

Spokane, Washington 99201

(509) 624-1475

FAX: (509) 747-1770

EMAIL: cclysiak@lysiaklaw.com

December 4, 2014

Mr. James Lopez for John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3561

RE: Panex Resources Inc.
Registration Statement on Form S-1
File No. 333-199871

Dear Mr.  Lopez:

Please be advised that I represent Panex Resources Inc. and in response to your letter of comments dated November 14, 2014, please be advised as follows:

General

1. Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09 provides:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [Jan. 26, 2009].

The foregoing conflicts with the clear language of Rule 415 and from a legal perspective should be ignored and eventually repealed.  It appears that the Commission has invented standards in order to harass and interfere with the ability of small companies to raise capital. Rule 415 contains no qualification or limitation as set forth in Question 612.09.

Mr. James Lopez
Securities and Exchange Commission
RE: Panex Resources Inc.
Form S-1 Registration Statement
File No. 333-199871
December 4, 2014
Page 2

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the "Act") provides in summary:

Sales may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration pertains only to securities which are offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  The named selling shareholders are persons other than the registrant. The registrant being defined as, the "issuer", see Reg. 100(a)(4) of the Act.  Issuer being defined as set forth in Section 2(a)(4) of the Act.

Next, Reg. 415(a)(4) is not applicable.  It applies to an at the market offering of equity securities by or on behalf of the registrant.  Again, the selling shareholders are not a "registrant".

In short, the limitations contained in Reg. 415 are placed on the "issuer" only.  Again, the selling shareholders are not issuers.  Analysis of the elements set forth, while not required as a matter of law, are as follows:

a. While who receives the proceeds is not the only question, it is, however, the primary cornerstone question.  The other issues are only applicable where there is doubt about who receives the proceeds.  The issuer is not receiving any of the proceeds from the sale of the securities.  Clearly, if sales were being made by the selling shareholders and the proceeds were being returned to the Company directly or indirectly, that would be a case where the sales were being made on behalf of the issuer.  That is not the case here, in fact the Company is making its own public offering of securities concurrently with the sale of shares by the selling shareholders.

b. With respect to the following issues: (1)  how long the shares have been held; (2) the circumstances under which they were received; (3) their relationship to the issuer; and (4) the amount of shares involved, suffice it to say that Panex is a start-up mining company in desperate need of funds to continue exploration of their properties.  In order to obtain funding it sells its stock to investors.  Investors will not invest if there is no liquidity for their investment.  Liquidity presents itself, in the case of Panex, by allowing those who invested to resell their shares into the market and obtain a return of capital on their investment. In the case of Panex, as reflected in Item 15, Part II of the Form S-1 registration statement, most all of the shares issuances were for the purpose of extinguishing debt.  This was coupled by a promise by the Company to register the shares so issued for resale by the selling shareholders. By so doing, the amount of the debt is removed from the liability section of the balance sheet.  In the event a creditor cannot liquidate his shares, then the debt is reinstated on the balance sheet. Out of fairness and as a courtesy to other older shareholders, the Company elected to include in the Form S-1 registration statement all shareholders of restricted securities as selling shareholders. Baring in mind Rule 144 is not available for the resale of the Company’s securities as a result of the Company’s failure to file Item 5.06 of Form 8-K.

Mr. James Lopez
Securities and Exchange Commission
RE: Panex Resources Inc.
Form S-1 Registration Statement
File No. 333-199871
December 4, 2014
Page 3

c. None of the selling shareholders are in the business of underwriting securities.

d. Under all of the circumstances the Sellers are not acting as conduits for the issuer.  There are no facts in existence that establish that a relationship exists between the issuer and any selling shareholder whereby any selling shareholder is acting as either an underwriter or as some other sort of conduit for the issuer.

Based upon a review of all of the factors aforesaid, it is my opinion that the transaction evidenced by the registration statement is not being conducted by or on behalf of the issuer and Rule 415 is available for the resale of the shares of common stock owned by the selling shareholders.

  OTC Pink Sheet

The rule your reference is arbitrary and capricious and the limitation did not exist until recently.  Prior to the reorganization of the OTC markets, the Pink Sheets was an acceptable market.  The fact is that Panex qualified for the now defunct Bulletin Board; is fully reporting with the SEC; and, is current in its filings with the SEC. It could pay a $2,500 initiation fee and a $10,000 annual fee and thereby be designated an OTCQB company and then without a doubt, selling shareholders could sell their shares into the market at the market price.  In short the same market place with an OTCQB designation allows selling shareholders to sell their shares at the prevailing market price. More clearly, if Panex pays cash to the OTC markets, it is allowed to sell the shares at a prevailing market price.

The bullet point representations will be contained in the request for acceleration as soon as a resolution to comments nos. 1 and 2 is complete.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL: hdw

cc: Panex Resources Inc.